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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 5, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES





Number of reports in announcement: 1

1.   Name of company:

     MERANT plc

2.   Name of shareholder having a major interest:

     Prudential Portfolio Managers Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

     Same as above

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

          44,000   Chase Noms Ltd
       1,000,000   Clydesdale Bank Noms Ltd MGC
         115,000   M&G (Lombard St) Noms AA
         821,416   MSS Nominees Ltd A/C 379
          38,000   PPM Clt (MSS) Nom Ltd HBNL A/C
      12,363,829   Pru Clnt (MSS) Nom Ltd PAC A/C
          15,000   Pru Clnt (MSS) Nom Ltd PPL A/C
          10,000   Scot Am Managed Index Trust


5.   Number of shares/amount of stock acquired:

     2,700,800

6.   Percentage of issued class:

     1.88

7.   Number of shares/amount of stock disposed:


8.   Percentage of issued class:


9.   Class of security:

     2p Ordinary


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10.  Date of transaction:

     1 July 1999

11.  Date company informed:

     1 July 1999

12.  Total holding following this notification:

     14,407,245

13.  Total percentage holding of issued class following this notification:

     10.02

14.  Contact name for queries:

     Philip Rosier

15.  Contact telephone number:

     01635-565583

16.  Name of company official responsible for making notification:

     Philip Rosier

17.  Date of notification:

     5 July 1999



Additional Information:


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  July 6, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer